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             ING Prime Rate Trust and ING Funds Distributor, LLC
                       7337 East Doubletree Ranch Road
                         Scottsdale, Arizona  85258




                                                                  June 30, 2006
VIA EDGAR

Brion R. Thompson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549


     Re:   ING Prime Rate Trust
           (SEC File Nos. 333-61831, 811-05410)
           (SEC FILE NOS. 333-68239, 811-05410)

Dear Mr. Thompson:

     Pursuant to Rule 461 under the Securities Act of 1933, ING Prime Rate Trust (the "Trust") hereby requests that the effective date of the Trust's Post -Effective Amendment No. 16 to each of the Registration Statements on Form N-2 referred to above be accelerated so that they will become effective on Friday June 30, 2006.

     Please call Dorothy Roman at 480.477.2669 with any questions.

                                              Sincerely,

                                              /s/ William H. Rivoir, III
                                              --------------------------
                                              William H. Rivoir, III
                                              Senior Vice President
                                              and Assistant Secretary
                                              ING Prime Rate Trust

                                              /s/ Michael J. Roland
                                              ---------------------
                                              Michael J. Roland
                                              Executive Vice President
                                              ING Funds Distributor, LLC